Ultimus Managers Trust
225 Pictoria Drive, Suite 450
Cincinnati, Ohio 45246

April 27, 2015

FILED VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Ultimus Managers Trust (the “Trust”), on behalf of its series,
Waycross Long/Short Equity Fund (the “Fund”)
File Nos. 811-22680; 333-180308
Response to Staff’s Comments on Form N-1A

Ladies and Gentlemen:

Ms. Stephanie D. Hiu of the staff of the Securities and Exchange Commission (the “Commission”) provided comments on March 30, 2015 on the Trust’s Post-Effective Amendment No. 35, filed on February 13, 2015 (Accession No. 0001111830-15-000087).  Set forth below is a summary of the comments provided by the Commission staff and the Trust’s response to each:

PROSPECTUS

Portfolio Turnover Rate (p.2)

COMMENT 1:	Does the Fund expect to have a portfolio turnover rate of over 100%?

RESPONSE:	The Fund’s Adviser expects the Fund’s portfolio turnover rate to normally exceed 100%. The following disclosures have been added given this expected turnover rate:

The following sentence is added at the end of the fifth paragraph in the section entitled “Principal Investment Strategies”, on page 3 of the Prospectus:

“The Fund may engage in frequent and active trading of securities as part of its principal investment strategy.”

The following paragraph is inserted as the penultimate paragraph of the section entitled “Principal Risks” on page 5 of the Prospectus:

“Portfolio Turnover Risk.  Frequent and active trading may result in greater expenses to the Fund, which may lower the Fund’s performance and may result in the realization of capital gains, including net short-term capital gains, which must generally be distributed to shareholders. Therefore, high portfolio turnover may reduce the Fund’s returns and increase taxable distributions to shareholders.”

Principal Investment Strategies (p. 3)

COMMENT 2:	In the first paragraph on page 3 the Prospectus states: “For the Fund’s long holdings, the Adviser generates a focus universe of investment candidates of approximately 300 companies traded in the U.S.” Provide an explanation of how the focus universe is chosen.

RESPONSE:	The following disclosure has been added as the second sentence in the paragraph:

“The Adviser creates the focus universe from among companies with market capitalizations over $1 billion by using a proprietary screening process that analyzes market sectors to determine the 300 securities that exhibit, in the Adviser’s opinion, the greatest likelihood of performance divergence; i.e., the widest margin between the top performing and the bottom performing companies.”

COMMENT 3:	The second paragraph on page 3 discusses the Fund’s short strategy. Disclose the Adviser’s source of the companies considered for selling short.

RESPONSE:	The second paragraph of the Principal Investment Strategies section on page 3 has been rewritten to read as follows:

“The Fund will generally establish short positions in common stocks of mid-capitalization and large-capitalization companies. The Fund will typically sell short securities based on the following criteria:  1) to seek to take advantage of companies the Adviser has identified as overvalued; 2) when the Adviser determines that a company’s key factors are weakening; and/or 3) to hedge market exposures from the Fund’s long positions. The Adviser will typically identify securities to sell short during the process of generating the focus universe of investment candidates.”

Additional Information Regarding the Fund’s Objective, Investment Strategies and Related Risks (p. 7)

COMMENT 4:	Please confirm whether the Fund intends to engage in investments regulated by the Commodities Futures Trading Commission as a principal investment strategy.

RESPONSE:	The Fund does not intend to engage in investments regulated by the Commodities Futures Trading Commission as a principal investment strategy.

Historical Performance of the Adviser’s Long/Short Equity Private Accounts (pp. 9-10)
COMMENT 5:	The first sentence in the first paragraph of this section refers to the “Portfolio Manager” managing the private accounts. Change this reference to the “Adviser.”

RESPONSE:	The first sentence has been rewritten to read as follows:

“The Adviser began managing accounts using its Long/Short Equity strategy on July 1, 2005.”

COMMENT 6:	The second sentence in the first paragraph of this section states the performance table on page 10 is “for the calendar year 2014”. Clarify that the table is for 1- and 5-year and since-inception performance as of the year ended December 31, 2014.

RESPONSE:	The second sentence has been rewritten to read as follows:

“The performance table below provides a summary of the performance of all accounts (the “Accounts”) with substantially similar investment objectives, policies, strategies and risks to those of the Fund for the 1- year, 5-year and since-inception periods ended December 31, 2014, and compares the Accounts’ performance during those periods against an appropriate broad-based securities market index, the Credit Suisse AllHedge Long/Short Equity Index.”

COMMENT 7:	The third paragraph of this section, in describing how the performance of the predecessor accounts is calculated, states: “The performance is net of all brokerage commissions, other fees and expenses.” Confirm that the performance is calculated net of all fees.

RESPONSE:	The Trust confirms that the performance of the predecessor accounts is calculated net of all fees.

COMMENT 7:	The Average Annual Total Returns table on page 10 should include a row for 5-year returns of the Long/Short Equity Composite Accounts and their benchmark.

RESPONSE:	The table has been revised as follows:

Average Annual Total Returns for Period Ended December 31	Long/Short Equity Composite Accounts(1)	Credit Suisse AllHedge Long/Short Equity Index (2)
1 Year	_____%	_____%
5 Year	_____%	_____%
Since Inception (July 1, 2005)(3)	_____%	_____%

We acknowledge that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in Trust filings;

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to such filings;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in such filings; and

•	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your comments.  Please contact me at 513.587.3451 if you have any questions.

Very truly yours,

/s/ Frank L. Newbauer

Frank L. Newbauer
Secretary

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